

March 18, 2014

Mr. Jiao Zhouping
Chief Executive Officer
Baying Ecological Holding Group Inc. (f/k/a Toro Ventures Inc.)
1113 11th Floor, City Gate Building D
1 Jin Ye Road, High Tech District
Xi An, China

> **Re: Toro Ventures Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2013**
> **Filed September 27, 2013**
> **File No. 000-51974**

Dear Mr. Zhouping:

We issued comments to you on the above captioned filing on February 12, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 1, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joseph Klinko at (202) 551-3824 or Kimberly Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief